Our **vision** for the future



THE YORK WATER COMPANY *2001 Annual Report*

is a reflection **of our past.**



These natural resources that include some of the most beautiful land in York County encompasses both Lake Redman and Lake Williams, and has provided year-round recreational activities such as fishing, boating, hunting, picnicking, horseback riding, biking, hiking, and winter sports to the community. This vision which became reality also provided The York Water Company with unrestricted use of a water source that could meet the projected needs of its customers for "That good York water" beyond the year 2000.



William H. Kain Park was named for William H. Kain (photo above), in recognition of his leadership and contributions in establishing the park.

Kain, a York County attorney, served as The York Water Company's General Counsel, 1958-1990; Chairman of the Board, 1980-1993; President, 1970-1980; and Member of the Board of Directors, 1958-1993.

Obtaining approval for the incorporation of the reservoirs into the York County Park's system was regarded by Kain as one of his most worthwhile accomplishments.



This progressive arrangement licensed over 1,600 acres of The York Water Company owned lands and waters to York County for recreational purposes - and provided The York Water Company with "...a continuing and unimpeded water supply..."

Our **vision** for the future

Twenty-five years ago in December of 1976,

The York Water Company and York County

THE YORK WATER COMPANY *2001 Annual Report*

executed the trend setting cooperative agreement that

established William H. Kain County Park.

is a [illegible] **of our past.**

In 2001, The York Water Company celebrated the anniversary of this landmark vision from the past, and continued implementing and developing strategies for the future. Meeting the twenty-first century needs of a growing York County community is a significant challenge - one that The York Water Company readily accepts and for which it is well prepared. Providing clean, safe water of the highest quality to address tomorrow's water needs requires planning and vision. The York Water Company continues to actively make the changes that are necessary for growth and continual improvement. We have expanded our service to include areas of North Codorus and York Township, and connections to Stewartstown Borough. We have also continued with the installation of replacement mains, water main relining, pump rehabilitation, leak detection work and the Susquehanna River source of supply pumping project. These activities and other efforts will continue over the next year - as part of The York Water Company's vision for the next twenty -five years... and beyond into the next century.



Summary of Operations

For the Year	2001	2000	1999	1998	1997
Water operating revenue	$19,402,542	$18,481,163	$17,511,251	$17,137,029	$16,996,706
Operating expenses	10,467,905	10,008,624	10,255,553	9,721,428	9,678,694
Operating income	8,934,637	8,472,539	7,255,698	7,415,601	7,318,012
Interest expense	2,855,565	2,797,705	2,643,579	2,673,614	2,707,310
Other income, net	159,536	166,003	252,058	158,329	150,588
Income taxes	2,232,541	2,083,050	1,710,104	1,764,927	1,641,229
Net income	$ 4,006,067	$ 3,757,787	$ 3,154,073	$ 3,135,389	$ 3,120,061
Per Share of Common Stock					
Book value	$11.38	$10.66	$10.31	$10.20	$9.93
Net income	1.30	1.25	1.05	1.06	1.07
Dividends*	1.01	.98	.945	.93	.91
Number of shares outstanding at year-end	3,154,332	3,042,733	2,989,091	2,979,722	2,934,782
Utility Plant					
Original cost	$121,109,335	$114,748,545	$108,804,699	$102,088,220	$97,487,926
Construction expenditures	7,095,827	6,413,721	7,050,376	4,989,967	4,500,517
Other					
Total assets	$113,351,492	$107,626,319	$108,600,110**	$102,479,091**	$98,854,074**
Long-term debt	32,690,343	32,728,220	32,765,943	32,000,000	32,000,000

Per share data does not reflect the impact of the proposed stock split. See Note 12 to the financial statements.

**Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.*

For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 8.

***Total assets do not reflect the reclassification of deferred tax assets and liabilities and the related regulatory assets and liabilities that were made for 2001 and 2000.*

February 2002

Dear Shareholders,

Our 2001 results were the best in our history with this being the sixth successive year that we experienced record setting earnings. For the first time our net income exceeded $4,000,000. The net income of $4,006,067 was an increase of $248,280 over our previous record net income in 2000. Even considering the increased number of shares from the stock subscription and popular dividend reinvestment programs, this represents an increase in earnings from $1.25 per share in 2000 to $1.30 per share in 2001.



Our operating revenue increased $921,379 or 5.0% over 2000. The increase resulted from both the 4.2% increase in rates and the 3.7% higher residential and public sector consumption. Industrial and commercial consumption fell by approximately 1.4% in 2001 compared to 2000.

The tragic incidents of September 11 and subsequent reports of threats to the nation's drinking water supply have caused us to completely review our Company's vulnerability to such terrorists' activities, to review our current security protection and to review our emergency response plans.

As part of The York Water Company's responsibility to provide an adequate supply of high quality water, it has always had excellent emergency response plans in place. Over the years it has updated them as necessary and tested them either by way of drills or through actual occurrence. The Company has or is in the process of making changes that will enhance the Company's security and ability to respond in the event of an incident.

Our 2001 construction outlays were $7,095,827. A major portion of the construction expense involved the installation of over 77,900 feet of additional and replacement mains and over 1,090 new and replacement service lines.

Our major operational activities in 2001 included: the filing of the application for water allocation permits for our proposed Susquehanna River Pumping Project which will supplement our raw water reserve supplies; additional water districts in North Codorus and York Township; the completion of the connection with Stewartstown Borough for the sale of bulk water to them; two water main relining projects; the rebuilding of two raw water pumps at the Brillhart Station; the designation of a full-time employee for leak detection work; and many other semi-routine projects.

A significant event was our successful stock subscription, whereby we raised over $1,800,000 in equity capital by the sale of 76,930 additional shares of stock.

The planned activities for 2002 include: additional water district expansion in York and Conewago Townships; a new one million gallon tank for the Brickyard Industrial Park; the replacement of approximately 10,000 feet of older and undersized water mains; and the cleaning and relining of approximately 8,000 feet of older water mains.

As a result of the Company's mandatory director's retirement policy, the Chairman of the Board of Directors, Horace Keesey, retired October 22, 2001. Mr. Keesey served the Company as a Director, Executive Committee member, Vice Chairman and Chairman of the Board, the position he held at the time of his retirement. Although he will not be readily available, we will not totally lose his valued counsel, since the Board of Directors saw fit to elect him a Director Emeritus. The Board of Directors also saw fit to elect me as Chairman to replace Mr. Keesey. I will hold the offices of Chairman, President and Chief Executive Officer until my retirement, which is anticipated for the end of the year, December 31, 2002.

My retirement was previously announced and the Board of Directors has designated Jeffrey S. Osman, Vice President-Finance, as my replacement. I was very pleased with the selection and know that Jeff will do an outstanding job.

It should be noted that 2001 marks the fifth consecutive year that your Board of Directors increased the cash dividend. Our ability to provide this growth has been based upon our historical performance, and it is our long-term desire to continue this achievement.

We again would like to call your attention to the efforts of our hardworking, dedicated supervisors and employees in maintaining the high quality and level of service our customers enjoy.

Submitted for the Board of Directors,

WTMorris

William T. Morris, P.E.
Chairman, President and CEO



The Board of Directors of The York Water Company in the lobby of our Main Office.
Photo above, from left: Jeffrey S. Osman; William T. Morris, P.E.; Thomas C. Norris; Michael W. Gang; George W. Hodges; John L. Finlayson; George Hay Kain, III; Chloé R. Eichelberger; Irvin S. Naylor;

Board of Directors

WILLIAM T. MORRIS, P.E.* (64)
Chairman, President and
Chief Executive Officer
The York Water Company

IRVIN S. NAYLOR* (66)
Vice Chairman of the Board
Vice Chairman of Board
Cor-Box, Incorporated

GEORGE HAY KAIN, III (53)
Attorney at Law

CHLOÉ R. EICHELBERGER (67)
President/Chief Executive Officer
Chloé Eichelberger Textiles, Inc.

JOHN L. FINLAYSON* (60)
Vice President-Finance and
Administration
Susquehanna Pfaltzgraff Co.

MICHAEL W. GANG* (50)
Partner
Morgan, Lewis & Bockius LLP

THOMAS C. NORRIS (63)
Chairman-Retired
P. H. Glatfelter Company

GEORGE W. HODGES (50)
Office of the President
The Wolf Organization, Inc.

JEFFREY S. OSMAN* (59)
Vice President-Finance
Secretary-Treasurer
The York Water Company

Directors Emeriti

ROBERT E. SKOLD
JOSEPHINE S. APPELL
FRANK MOTTER
HORACE KEESEY III

Transfer Agent & Registrar

AMERICAN STOCK TRANSFER & TRUST COMPANY
40 Wall Street
New York, NY 10005
(212) 936-5100
www.amstock.com

Staff

WILLIAM T. MORRIS, P.E.
President and
Chief Executive Officer

JEFFREY S. OSMAN
Vice President-Finance
Secretary-Treasurer

DUANE R. CLOSE
Vice President-Operations

JEFFREY R. HINES, P.E.
Vice President-Engineering

BRUCE C. MCINTOSH
Vice President-
Human Resources

Stock Exchange Listing

The Company's common shares trade on the Nasdaq National Market. The trading symbol is "YORW."

* Members of the Executive Committee

The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC. Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 149,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 19,734,260 gallons, and its present safe daily yield is 23,000,000 gallons.

In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 2001, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

	2001	2000	1999	1998	1997
Average daily consumption (gallons per day)	19,734,260	19,541,520	20,928,000	19,488,000	19,405,000
Miles of mains at year-end	717	703	696	671	655
Additional distribution mains installed (ft.)	77,923	67,072	130,262	85,431	77,274
Number of customers	50,079	49,195	48,144	47,173	46,458
Population served	149,000	146,000	144,000	142,000	140,700

Operating revenue in 2001 is derived from the following sources and in the following percentages: Residential, 60%; Commercial and Industrial, 28%; Other, 12%.

Market for Common Stock and Dividends

Beginning January 16, 2001, the common stock of The York Water Company is traded on the Nasdaq National Market. Prior to January 16, 2001, the common stock of The York Water Company was traded over-the-counter. Over-the-counter quotations reflect inter-dealer prices without retail mark-ups, markdown or commissions and may not necessarily represent actual transactions.

Quarterly price ranges and cash dividends per share for the last two years follow:

	2001			2000		
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$25.50	$17.88	$0.25	$17.13	$13.50	$0.24
2nd Quarter	25.25	22.00	0.25	14.75	13.75	0.24
3rd Quarter	25.31	22.75	0.25	16.38	14.25	0.25
4th Quarter	30.32	23.00	0.26	18.50	15.00	0.25

* Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices for the year 2001 are closing prices listed on Nasdaq, prices for the year 2000 are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 2001 numbered 1,327.
Per share data does not reflect the impact of the proposed stock split. See Note 12 to the financial statements.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports including Annual Reports and Forms 10-K and 10-Q. Such requests, as well as other investor relations inquiries, should be addressed to:

Jeffrey S. Osman - Vice President-Finance
The York Water Company
Box 15089, York, PA 17405-7089
Or visit our web page at: www.yorkwater.com

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company's business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; and (v) general economic and business conditions, including interest rates, which are less favorable than expected. The Company does not intend to update these cautionary statements.

Results of Operations

2001 Compared with 2000

Net income for 2001 was $4,006,067, an increase of $248,280 or 6.6%, compared to 2000.

Water operating revenues for 2001 increased $921,379, or 5.0%, compared to 2000. The increase resulted primarily from an increase in customers and to a lesser extent from the 4.2% rate increase approved by the PPUC, effective September 1, 2001.

Operating expenses for 2001 increased $459,281, or 4.6%, compared to 2000. The increase was due to a number of factors including: increased service line maintenance due to highway relocation, Nasdaq listing fees, higher power costs, increased general insurance premiums, increased pension and supplemental retirement costs, and increased water treatment plant and equipment maintenance expenses. Reduced public utility realty taxes, lower depreciation expense due to the lengthening of asset lives, and lower health insurance premiums partially offset the increase in operating expenses.

Interest on long-term debt increased $20,083 in 2001 compared to 2000 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%. The higher interest rate was in effect for all of 2001. Short-term interest also increased by $69,720 in 2001 compared to 2000 despite lower interest rates, due to an increase in short-term debt outstanding. The average short-term debt outstanding in 2001 and 2000 was $3,298,887 and $1,415,595, respectively.

Allowance for funds used during construction for 2001 increased $31,943, or 57.1%, when compared to 2000. Interest on the pipeline to the river project accounts for the increase.

Federal and state income taxes rose by $149,491, or 7.2%, due to an increase in taxable income. The effective tax rates for 2001 and 2000 were 35.8% and 35.7%, respectively.

2000 Compared with 1999

Net income for 2000 was $3,757,787, an increase of $603,714, or 19.1%, compared to 1999.

Water operating revenues for 2000 increased $969,912, or 5.5%, compared to 1999. The increase resulted from a 5.3% rate increase approved by the PPUC, effective October 1, 1999. Consumption for 2000 increased 1.1% for residential customers and decreased 7.5% for commercial and industrial customers combined.

Operating expenses for 2000 decreased $246,929, or 2.4%, compared to 1999. The decrease was primarily due to reduced public utility realty taxes and deferred compensation costs. In addition, pension expenses, year 2000 system costs, legal fees, capital stock tax and hydrant maintenance costs decreased in 2000 compared to 1999. Increased main and service line maintenance due to highway relocation, increased insurance premiums, rate case amortization, and depreciation due to increased plant investment partially offset the decrease in operating expenses.

Interest on long-term debt increased $24,397 in 2000 compared to 1999 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%. Short-term interest also increased by $82,683 in 2000 compared to 1999 due to higher interest rates and an increase in short-term debt outstanding. The average short-term debt outstanding in 2000 and 1999 was $1,415,595 and $463,530, respectively.

Allowance for funds used during construction for 2000 decreased $47,046, or 45.7%, when compared to 1999. Interest was capitalized due to large main extension projects in 1999, such as Railroad, Windsor, and Conewago Township, while 2000 projects were of smaller magnitude.

Federal and state income taxes rose by $372,946, or 21.8%, due to an increase in taxable income. The effective tax rates for 2000 and 1999 were 35.7% and 35.2%, respectively.

Rate Developments

Within the last several years the Company has filed applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent rate request was filed by the Company on March 20, 2001, seeking an 11.1% increase in rates. Effective September 1, 2001, the PPUC authorized an increase in rates designed to produce approximately $800,000 in additional annual operating revenues, an increase of 4.2%. The Company does not plan to file an application for a rate increase in 2002.

Liquidity and Capital Resources

The Company is not aware of demands, events or uncertainties that will result in a decrease of liquidity or in a material change in the mix and relative cost of capital resources.

The Company does not use off-balance sheet arrangements such as securitization of receivables or unconsolidated entities. The Company has no lease obligations, does not engage in trading or risk management activities, and does not have material transactions involving related parties.

During 2001, the per capita volume of water sold declined in the industrial class primarily due to the loss of a large industrial customer who closed its operation in December 2000. The per capital volume of water sold did not change significantly in the other customer classifications. The Company does not anticipate any further change in the level of water usage which would have a material impact on its financial condition or results of operations.

During 2001, the Company had $7,095,827 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), employee stock purchase plan, and stock subscription.

The Company anticipates construction expenditures for 2002 and 2003 of approximately $6,518,500 and $5,131,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

During 2001, net cash provided by operating activities exceeded net cash used in investing and financing activities. The Company anticipates that during 2002 net cash used in investing and financing activities will equal net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and customers' advances will be used to satisfy the need for additional cash.

As of December 31, 2001, current liabilities exceeded current assets by $981,090. As of December 31, 2000, current liabilities exceeded current assets by $2,159,841. Short-term borrowings from lines of credit as of December 31, 2001 and 2000 were $2,000,000 and $2,648,946, respectively. The Company maintains lines of credit aggregating $19,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus 1 to 1.5 %. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

During 2001, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 78.0% and 45.2%, respectively. The Company believes that these payout ratios are appropriate.

Shareholders' investment as a percent of total capitalization was 52.3% as of December 31, 2001

Liquidity and Capital Resources con't

compared with 49.8% as of December 31, 2000.

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.

Over the past several years, the Company and an outside consultant have been evaluating the source of supply. Studies indicate that a new source will be needed by 2006. Available options have been analyzed, and the Company has decided on a pipeline from the Susquehanna River to Lake Redman. This alternative had the lowest cost, provided expandability, and was the best for the environment. The Company plans to build an intake and a pump station on its land at Long Level in Lower Windsor Township, York County. The water would then be pumped 13 miles through a 30 inch diameter pipe and released into Lake Redman. The cost of this project is estimated at $18 to $20 million. Funds will be raised through a combination of debt and equity issues. While the permitting process began in 2001, major expenditures are not expected until after 2002.

Drought

On November 6, 2001, the Governor issued a drought warning, which called for voluntary reductions in water use. On February 12, 2002, the drought warning became a drought emergency which imposes mandatory water use restrictions on our service territory. The drought did not have a noticeable impact on 2001 because it occurred at a time in which our customers were already using less water due to the season. The drought, if it continues, could have a material impact in 2002.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. The pooling method of accounting is prohibited except for transactions initiated before July 1, 2001.

SFAS No. 142 prescribes accounting for all purchased goodwill and intangible assets. The Statement requires that acquired goodwill is no longer amortized over a prescribed period, but is tested for impairment at least annually or whenever an impairment indicator arises. Acquired intangible assets, other than goodwill, are initially recognized at fair value and amortized over their useful life. This Statement is effective for fiscal years beginning after December 15, 2001, and until adoption of SFAS No. 142, goodwill and intangibles continue to be amortized under previously existing standards.

The Company has consummated business combinations prior to June 30, 2001, which have been accounted for by the purchase method. The Statement provides for transition provisions which will require the Company to: (a) reassess the estimated useful lives of intangible assets that were previously recognized separately from goodwill; (b) cease amortization on intangible assets determined to have an indefinite life and subsequently test for impairment and (c) recognize any unamortized deferred negative goodwill. At December 31, 2001, the utility plant includes a credit acquisition adjustment of $1,447,968, which is the unamortized difference between the purchase price of prior acquisitions and the carrying values at the time of the acquisitions. Management has initially determined that none of this amount is deemed to be negative goodwill.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2001. The Statement requires the entity to recognize a liability for an asset retirement obligation where the entity has a legal obligation associated with the retirement of a tangible long-lived asset. This Statement is not expected to have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. This Statement will require an entity to recognize an impairment loss if the carrying value of a long-lived asset or asset group is not recoverable and exceeds fair value. This Statement is not expected to have a material impact on the Company's financial position or results of operations.

Balance Sheets

Assets	December 31 2001	December 31 2000
UTILITY PLANT, at original cost	$121,109,335	$114,748,545
Less-Reserve for depreciation	19,356,553	18,314,880
	101,752,782	96,433,665
Other Physical Property:		
Less-Reserve for depreciation of $89,392 in 2001 and $80,985 in 2000	511,007	519,414
Current Assets:		
Cash and cash equivalents	97,447	–
Receivables, less reserves of $130,000 in 2001 and 2000	2,995,000	2,854,593
Materials and supplies, at cost	449,777	402,770
Prepaid expenses	229,248	258,236
Deferred income taxes (Note 3)	88,655	88,655
	3,860,127	3,604,254
Other Long-Term Assets:		
Prepaid pension cost (Note 6)	2,202,995	2,178,423
Deferred debt expense	354,346	394,422
Deferred rate case expense	144,042	46,950
Notes receivable (Note 7)	1,121,916	985,794
Deferred regulatory assets (Note 1)	1,886,658	1,600,420
Other	1,517,619	1,862,977
	7,227,576	7,068,986
	$113,351,492	$107,626,319

Capitalization and Liabilities	2001	2000
Capitalization:		
Common stock, no par value, authorized 31,000,000 shares, outstanding 3,154,332 shares in 2001 and 3,042,733 shares in 2000 (Note 5)	$ 31,473,194	$ 28,899,504
Earnings retained in the business	4,418,280	4,226,051
Treasury stock, 38,000 shares in 2000	–	(687,800)
	35,891,474	32,437,755
Long-term debt (Note 4)	32,690,343	32,728,220
	68,581,817	65,165,975
Current Liabilities:		
Short-term borrowings (Note 4)	2,000,000	2,648,946
Current portion of long-term debt	37,877	37,500
Accounts payable	478,423	1,168,824
Dividends payable	623,498	577,914
Accrued taxes	527,674	165,002
Advance water revenues	25,037	21,182
Accrued interest	678,163	678,164
Other accrued expenses	470,545	466,563
	4,841,217	5,764,095
Deferred Credits:		
Customers' advances for construction (Note 7)	17,777,685	16,746,170
Contributions in aid of construction	10,784,143	10,157,133
Deferred income taxes (Note 3)	8,519,594	7,179,769
Deferred regulatory liabilities (Note 1)	970,330	988,781
Deferred employee benefits	1,876,706	1,624,396
	39,928,458	36,696,249
	$113,351,492	$107,626,319

The accompanying notes are an integral part of these statements.

Statements of Income

	YEAR ENDED DECEMBER 31		
	2001	2000	1999
Water Operating Revenues:			
Residential	$11,570,453	$10,979,596	$10,198,707
Commercial and industrial	5,472,782	5,301,362	5,368,833
Other	2,359,307	2,200,205	1,943,711
	19,402,542	18,481,163	17,511,251
Operating Expenses:			
Operation and maintenance	4,565,022	4,217,504	4,130,342
Administrative and general	3,921,598	3,386,889	3,283,359
Depreciation and amortization	1,571,441	1,673,715	1,618,357
Taxes other than income taxes	409,844	730,516	1,223,495
	10,467,905	10,008,624	10,255,553
Operating income	8,934,637	8,472,539	7,255,698
Interest Expense and Other Income:			
Interest on long-term debt (Note 4)	2,759,985	2,739,902	2,715,505
Interest on short-term debt (Note 4)	183,429	113,709	31,026
Allowance for funds used during construction	(87,849)	(55,906)	(102,952)
Other income, net	(159,536)	(166,003)	(252,058)
	2,696,029	2,631,702	2,391,521
Income before income taxes	6,238,608	5,840,837	4,864,177
Federal and state income taxes (Note 3)	2,232,541	2,083,050	1,710,104
Net income	$ 4,006,067	$ 3,757,787	$ 3,154,073
Basic Earnings Per Share (Note 5)	$1.30	$1.25	$1.05

Statements of Shareholders' Investment

	COMMON STOCK	EARNINGS RETAINED IN THE BUSINESS	TREASURY STOCK
Balance, January 1, 1999	$27,292,726	$3,087,710	–
Net income	–	3,154,073	–
Cash dividends ($.945 per share)	–	(2,823,526)	–
Issuance of common stock under dividend reinvestment plan	728,166	–	–
Issuance of common stock under employee stock purchase plan	78,305	–	–
Repurchase of 38,000 shares of common stock	–	–	(687,800)
Balance, December 31, 1999	28,099,197	3,418,257	(687,800)
Net income	–	3,757,787	–
Cash dividends ($.98 per share)	–	(2,949,993)	–
Issuance of common stock under dividend reinvestment plan	722,609	–	–
Issuance of common stock under employee stock purchase plan	77,698	–	–
Balance, December 31, 2000	28,899,504	4,266,051	(687,800)
Net income	–	4,006,067	–
Cash dividends ($1.01 per share)	–	(3,126,038)	–
Issuance of 76,930 shares of common stock	1,783,726	–	–
Issuance of common stock under dividend reinvestment plan	715,023	–	–
Issuance of common stock under employee stock purchase plan	74,941	–	–
Retirement of treasury stock	–	(687,800)	687,800
Balance, December 31, 2001	$31,473,194	$4,418,280	$ –0–

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

	Year Ended December 31		
	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$4,006,067	$3,757,787	$3,154,073
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,571,441	1,673,715	1,618,357
Provision for losses on accounts receivable	89,265	85,357	87,795
Increase in deferred income taxes (including regulatory assets and liabilities)	1,035,136	924,785	947,655
Changes in assets and liabilities:			
Increase in accounts receivable	(229,672)	(186,690)	(359,256)
Decrease (increase) in recoverable income taxes	–	5,702	(5,702)
Increase in materials and supplies	(47,007)	(12,330)	(29,040)
Decrease (increase) in prepaid expenses and prepaid pension costs	4,416	(233,670)	(201,587)
(Decrease) increase in accounts payable, accrued expenses, other liabilities and deferred employee benefits	(384,670)	677,666	729,785
Increase (decrease) in accrued interest and taxes	362,671	135,021	(314,860)
Decrease (increase) in other assets	502,018	(432,002)	(131,476)
Net Cash Provided by Operating Activities	6,909,665	6,395,341	5,495,744
Cash Flows from Investing Activities:			
Acquisitions of temporary investments	(2,940,152)	(249,046)	(3,281,000)
Maturities of temporary investments	2,940,152	249,046	3,281,000
Construction expenditures	(7,095,827)	(6,413,721)	(7,050,376)
Customers' advances for construction and contributions in aid of construction	1,658,525	1,189,961	1,741,382
(Increase) decrease in notes receivable	(136,122)	(202,000)	29,281
Net Cash Used in Investing Activities	(5,573,424)	(5,425,760)	(5,279,713)
Cash Flows from Financing Activities:			
(Repayments) proceeds of long-term debt	(37,500)	(37,723)	800,000
Net (repayments) borrowings under line-of-credit agreements	(648,946)	1,217,828	1,431,118
Repurchase of 38,000 shares of common stock	–	–	(687,800)
Issuance of 76,930 shares of common stock	1,783,726	–	–
Issuance of common stock under dividend reinvestment plan	715,023	722,609	728,166
Issuance of common stock under employee stock purchase plan	74,941	77,698	78,305
Dividends paid	(3,126,038)	(2,949,993)	(2,823,526)
Net Cash Used in Financing Activities	(1,238,794)	(969,581)	(473,737)
Net increase (decrease) in cash and cash equivalents	97,447	–	(257,706)
Cash and cash equivalents at beginning of year	–	–	257,706
Cash and cash equivalents at end of year	$ 97,447	$ –	$ –
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$2,851,378	$2,783,830	$2,636,394
Income taxes	757,162	1,076,981	940,540

The accompanying notes are an integral part of these statements.

1. Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, *Accounting for the Effects of Certain Types of Regulation*, and, therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate decisions by regulatory authorities.

The following summarizes the significant accounting policies employed by The York Water Company.

Property, Plant & Equipment & Depreciation

Property, plant and equipment consists of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2001 and 2000, utility plant includes a credit acquisition adjustment of $1,447,968 and $1,481,554, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,586 in 2001 and $33,585 in 2000.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.

The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 1.74% in 2001, 1.96% in 2000, and 2.02% in 1999 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.

During 2001, the estimated lives were lengthened for certain assets that resulted in less depreciation expense of approximately $170,000 in 2001.

Deferred Charges

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Deferred rate case expense is amortized over two years as specified by the PPUC for rate-making purposes.

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the latest meter reading to the end of the accounting period.

Customers' Advances for Construction

Advances are received from customers for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction (see also Note 7). After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.

Contributions in Aid of Construction

Contributions in aid of construction include direct contributions and the portion of customers' advances for construction which become nonrefundable. Transfers to other accounts may not be made without approval of the PPUC.

Income Taxes & Deferred Regulatory Assets & Liabilities

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

Notes Receivable

Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Pension Plans

The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 2001, 2000, and 1999.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Throughout 2001, management evaluated the classification of deferred income tax assets and liabilities and the related regulatory assets and liabilities. Several components of these accounts were reclassified which resulted in significant changes when compared to prior financial reporting periods. These reclassifications did not affect current or prior year income tax expense or net income.

Certain 2000 amounts have been reclassified to conform to 2001 presentation.

2. Rate Increases

The Company has increased rates as approved by the PPUC in August 2001 (4.2%). The new rates became effective September 1, 2001 and are designed to produce approximately $800,000 in additional annual operating revenues. The next application to increase rates will be filed sometime after 2002.

3. Income Taxes

The provisions for income taxes consist of:

	2001	2000	1999
Federal current	$ 710,573	$ 926,825	$ 674,116
State current	348,373	297,378	215,860
Federal deferred	1,217,628	811,966	805,778
State deferred	(6,427)	83,563	51,373
Federal investment tax credit, net of current utilization	(37,606)	(36,682)	(37,023)
Total income taxes	$2,232,541	$2,083,050	$1,710,104

3. Income Taxes con't

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2001	2000	1999
Statutory Federal tax provision	$2,121,127	$1,985,885	$1,653,820
Tax-exempt interest	(54,145)	(47,524)	(73,715)
Effect of depreciation flowed through	-	(65,061)	(46,021)
Effect of cost of removal flowed through	-	(27,990)	(23,163)
Amortization of investment tax credit	(38,332)	(38,118)	(38,325)
State income taxes, net of Federal benefit	225,684	251,441	176,374
Debt issuance expenses	9,612	(31,956)	10,356
Other, net	(31,405)	56,373	50,778
Total income taxes	$2,232,541	$2,083,050	$1,710,104

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are summarized in the following table:

	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$ 88,655	$ 88,655
Deferred compensation	263,009	173,291
Customers' advances and contributions	512,339	567,910
Alternative minimum tax credit carryforward	768,511	1,135,705
Other	35,104	29,592
Total gross deferred tax assets	1,667,618	1,995,153
Less valuation allowance	–	–
Total deferred tax assets	1,667,618	1,995,153
Deferred tax liabilities:		
Accelerated depreciation	8,616,012	7,598,115
Investment tax credit	351,804	365,443
Pension income	894,271	884,296
Other, net	236,470	238,413
Total deferred tax liabilities	10,098,557	9,086,267
Net deferred tax liability	$ 8,430,939	$ 7,091,114
Reflected on balance sheets as:		
Current deferred tax asset	$ (88,655)	$ (88,655)
Noncurrent deferred tax liability	8,519,594	7,179,769
Net deferred tax liability	$ 8,430,939	$ 7,091,114

No valuation allowance is required for deferred tax assets as of December 31, 2001 and 2000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4. Borrowings

Long-term debt as of December 31, 2001 and 2000 is summarized in the following table:

	2001	2000
10.17% Senior Notes, Series A, due 2019	$ 6,000,000	$ 6,000,000
9.60% Senior Notes, Series B, due 2019	5,000,000	5,000,000
10.05% Senior Notes, Series C, due 2020	6,500,000	6,500,000
8.43% Senior Notes, Series D, due 2022	7,500,000	7,500,000
4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	2,700,000	2,700,000
1% Pennvest Note, due 2019	690,343	728,220
6% Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010	4,300,000	4,300,000
	$32,690,343	$32,728,220

During 2000, the Company issued $4,300,000 of 6% Industrial Development Authority Revenue Refunding Bonds, Series 1995. Proceeds of these bonds were used to redeem the outstanding amount of the 5% Industrial Development Authority Revenue Refunding Bonds, Series 1995. These bonds have a mandatory tender date of June 1, 2005. The Company is required to purchase any unremarketed bonds.

The 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994 , have a mandatory tender date of May 15, 2004. The Company is required to repurchase any unremarketed bonds.

The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2001, none of the earnings retained in the business are restricted under these provisions.

The Company maintains lines of credit aggregating $19,000,000. Loans granted under these lines as of December 31, 2001 bear interest based on the prime or LIBOR rate plus 1 to 1.5%. There were $2,000,000 of short-term borrowings as of December 31, 2001 and $2,648,946 as of December 31, 2000. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2001 was 3.14%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5. Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 3,076,625 in 2001; 3,010,675 in 2000; and 2,990,267 in 1999. The Company does not have dilutive securities.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). As of December 31, 2001, 57,286 shares have been issued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 2001, 504,748 shares of the 960,000 shares authorized have been issued.

On October 22, 1999, the Company purchased 38,000 shares of its common stock in a private transaction. These shares were retired in 2001.

On July 23, 2001, the Company offered to holders of its common stock non-transferable subscription rights to purchase up to an aggregate of 120,000 shares of common stock. All shareholders were granted one subscription right for every 25 shares of common stock held of record as of June 30, 2001. Each subscription right entitled the holder to purchase one share at a purchase price of $23.61 per share. On September 10, 2001, subscription rights to purchase 76,930 shares were exercised. The net proceeds, $1,783,726, were used to repay short-term borrowings.

6. Employee Benefit Plans

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $17.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.

6. Employee Benefit Plans con't

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2001 and 2000. The measurement of assets and obligations of the plans is as of December 31, 2001 and 2000.

	2001	2000
Pension benefit obligations beginning of year	$11,993,805	$10,903,511
Service cost	384,287	332,258
Interest cost	795,934	752,667
(Decrease) increase due to actuarial (gain) loss	(697,159)	513,657
Benefit payments	(522,781)	(508,288)
Pension benefit obligation end of year	$11,954,086	$11,993,805
Fair value of plan assets beginning of year	$15,006,375	$15,487,253
Actual return on plan assets	(1,156,567)	27,410
Benefits paid	(522,781)	(508,288)
Fair value of plan assets end of year	$13,327,027	$15,006,375
Funded status	$ 1,372,941	$ 3,012,570
Unrecognized transition asset	(36,333)	(242,333)
Unrecognized net prior service cost	236,404	267,740
Unrecognized net loss (gain)	629,983	(859,554)
Prepaid pension cost as of December 31, 2001 and 2000	$ 2,202,995	$ 2,178,423

Net periodic pension income for 2001, 2000 and 1999 included the following components:

	2001	2000	1999
Service cost-benefits earned during the year	$ 384,287	$ 332,258	$ 369,469
Interest cost on projected benefit obligation	795,934	752,667	659,340
Expected return on plan assets	(1,030,129)	(1,064,600)	(1,000,896)
Amortization of transition asset	(206,000)	(206,000)	(206,000)
Amortization of prior service cost	31,336	31,017	26,717
Amortization of accumulated gain	–	(45,882)	–
Net periodic pension income	$ (24,572)	$ (200,540)	$ (151,370)

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% in 2001, 6.75% in 2000 and 7.0% in 1999. The rate of increase in future compensation levels was 5%. The expected long-term rate of return on assets was 7%.

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $1,000 for each employee. Contributions to the plan amounted to $61,584 in 2001, $58,952 in 2000, and $51,519 in 1999.

7. Notes Receivable & Customers' Advances for Construction

The Company has entered into agreements with five municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.

The Company has recorded interest income of $142,560 in 2001, $122,828 in 2000, and $198,590 in 1999.

Included in the accompanying balance sheets at December 31, 2001 and 2000 were the following amounts related to these projects:

	2001	2000
Notes receivable, including interest	$ 947,852	$ 804,307
Customers' advances for construction	3,090,261	2,775,234

The Company has other notes receivable totaling $174,064 and $181,487 at December 31, 2001 and 2000, respectively.

The Company has other customers' advances for construction totaling $14,687,424 and $13,970,936 at December 31, 2001 and 2000, respectively.

8. Capital Commitments

The Company plans to finance ongoing capital expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan. As additional funds are needed for the pipeline to the river, various debt and equity financing will be used.

9. Commitments and Contingent Liabilities

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,690,343 at December 31, 2001 and $32,728,220 at December 31, 2000, had an estimated fair value of approximately $39,000,000 in 2001 and in 2000. The weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 2001 and 2000 rates were 6.58% and 6.55%, respectively.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2001 of $17,777,685 and $1,121,916, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11. Shareholder Rights Plan

On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase a number of common shares having approximately twice the value of the exercise price of the Rights. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire a number of shares of the acquiring company having approximately twice the value of the exercise price of the Rights. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless previously redeemed.

12. Subsequent Event

On February 21, 2002, the Board of Directors approved a two-for-one stock split, subject to the approval by the Pennsylvania Public Utility Commission, or PPUC. The record date for the stock split will be determined after the PPUC acts on the Company's application.

Assuming the Company receives approval of the two-for-one stock split from the PPUC, per share data would be as follows:

Per share of common stock, assuming the two-for-one stock split approval:

	2001	2000	1999
Net income	$ 0.650	$ 0.625	$ 0.525
Dividends	0.505	0.490	0.473

Per share of common stock, historical:

	2001	2000	1999
Net income	$ 1.30	$ 1.25	$ 1.05
Dividends	1.01	0.98	0.945

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THE YORK WATER COMPANY

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2001 and 2000, and the related statements of income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of The York Water Company as of December 31, 1999 were audited by other auditors whose report dated February 25, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stambaugh Ness, PC

York, Pennsylvania
February 26, 2002

Distribution & Supply System



THE YORK WATER COMPANY
CHARTERED TERRITORY
DISTRIBUTION SYSTEM
SUPPLY SYSTEM
N
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
SUSQUEHANNA RIVER
MOUNT WOLF
MANCHESTER
EAST MANCHESTER TWP
HELLAM TWP
83
MANCHESTER TWP
DOVER TWP
DOVER
PLEASUREVILLE
30
HALLAM
SPRINGETTSBURY TWP
EAST PROSPECT
YORKANA
WEST MANCHESTER TWP
YORK
SPRING GARDEN TWP
WINDSOR TWP
FILTER PLANT
YORK TWP
WINDSOR
JACKSON TWP
PUMPING STATION
SPRY
YORK NEW SALEM
DALLASTOWN
RED LION
JACOBUS
NORTH CODORUS TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
LOGANVILLE
EAST BRANCH CODORUS CREEK
SEVEN VALLEYS
JEFFERSON
NORTH HOPEWELL TWP
CODORUS TWP
GLEN ROCK
SHREWSBURY
SHREWSBURY TWP
HOPEWELL TWP
RAILROAD
NEW FREEDOM
PENNSYLVANIA
NEW YORK
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.

Selected Financial Data

	Years Ended December 31		
	2001	2000	1999
Income			
Operating Revenues	$19,402,542	$18,481,163	$17,511,251
Operating Expenses	$10,467,905	$10,008,624	$10,255,553
Operating Income	$8,934,637	$8,472,539	$7,255,698
Interest and Debt Expense	$2,855,565	$2,797,705	$2,643,579
Net Income Applicable to Common Stock	$4,006,067	$3,757,787	$3,154,073
Percent Change in Net Income Compared to Prior Year	6.6%	19.1%	0.6%
Common Stock Dividends Paid	$3,126,038	$2,949,993	$2,823,526
Dividend Payout Ratio	78%	79%	90%
Weighted Average Common Shares Outstanding	3,076,625	3,010,675	2,990,267
Basic Earnings Per Weighted Average Common Share	$1.30	$1.25	$1.05
Number of Common Shares Outstanding	3,154,332	3,042,733	2,989,091
ROE on Year End Common Equity	11.2%	11.6%	10.2%
Common Stock Dividends Per Share	$1.01	$0.98	$0.945
Net Cash Flows From Operating Activities	$6,909,665	$6,395,341	$5,495,744
Balance Sheet			
Common Shareholders' Equity	$35,891,474	$32,437,755	$30,829,654
Long-Term Debt	$32,690,343	$32,728,220	$32,765,943
Total Capitalization	$68,581,817	$65,165,975	$63,595,597
Percent Common Shareholders' Equity	52%	50%	48%
Percent Long-Term Debt	48%	50%	52%
Net Utility Plant	$101,752,782	$96,433,665	$91,725,068

Operating Data

	2001	2000	1999
Revenue Class			
Residential	$11,570,453	$10,979,596	$10,198,707
Commercial and Industrial	$5,472,782	$5,301,362	$5,368,833
Other	$2,359,307	$2,200,205	$1,943,711
Total Operating Revenues	$19,402,542	$18,481,163	$17,511,251
Other Operating Data			
Number of Customers	50,079	49,195	48,144
Number of Employees	90	90	90
Capital Additions	$7,095,827	$6,413,721	$7,050,376
Common Shareholders	1,327	1,307	1,364
Book Value Per Common Share	$11.38	$10.66	$10.31
Market Value at Year End	$29.25	$18.00	$16.75
Market Value to Book Value	257%	169%	162%
P/E Ratio	22.5	14.4	16.0

Per share data does not reflect the impact of the proposed stock split. See Note 12 to the financial statements.

1998	1997	1996	1995	1994	1993	1992	1991
$17,137,029	$16,996,706	$15,721,462	$15,449,296	$14,755,707	$14,201,756	$13,216,692	$13,021,354
$9,721,428	$9,678,694	$9,223,227	$10,539,739	$9,936,947	$9,877,114	$8,698,043	$8,654,667
$7,415,601	$7,318,012	$6,498,235	$4,909,557	$4,818,760	$4,324,642	$4,518,649	$4,366,687
$2,673,614	$2,707,310	$2,893,123	$2,738,846	$2,720,535	$3,045,872	$2,609,708	$2,619,323
$3,135,389	$3,120,061	$2,759,756	$2,312,247	$2,444,678	$2,550,883	$2,168,118	$2,026,368
0.5%	13.1%	19.4%	-5.4%	-4.2%	17.7%	7.0%	-3.3%
$2,744,592	$2,650,266	$2,376,620	$2,277,190	$2,249,279	$2,220,683	$2,139,969	$2,011,712
88%	85%	86%	98%	92%	87%	99%	99%
2,951,285	2,912,469	2,627,564	2,530,380	2,499,372	2,467,616	2,335,768	2,189,084
$1.06	$1.07	$1.05	$0.92	$0.98	$1.03	$0.93	$0.93
2,979,722	2,934,782	2,900,524	2,549,496	2,518,736	2,487,268	2,455,556	2,204,972
10.3%	10.7%	9.9%	10.6%	11.5%	12.4%	13.0%	10.2%
$0.93	$0.91	$0.90	$0.90	$0.90	$0.90	$0.92	$0.92
$6,207,018	$5,092,022	$4,310,222	$3,000,025	$3,754,202	$3,672,970	$3,296,508	$3,270,362
$30,380,436	$29,150,786	$28,002,757	$21,771,767	$21,251,914	$20,597,440	$19,832,098	$16,692,820
$32,000,000	$32,000,000	$32,000,000	$32,000,000	$32,000,000	$32,000,000	$34,966,327	$29,531,111
$62,380,436	$61,150,786	$60,002,757	$53,771,767	$53,251,914	$52,597,440	$54,798,425	$46,223,931
49%	48%	47%	40%	40%	39%	36%	36%
51%	52%	53%	60%	60%	61%	64%	64%
$86,401,217	$83,155,036	$80,334,138	$76,819,549	$73,107,138	$67,937,662	$63,245,524	$61,696,391
$10,015,871	$9,975,226	$9,273,216	$8,895,601	$8,271,510	$8,080,582	$7,557,324	$7,447,196
$5,303,237	$5,293,730	$4,925,781	$5,292,109	$5,313,765	$4,990,704	$4,599,232	$4,566,552
$1,817,921	$1,727,750	$1,522,465	$1,261,586	$1,170,432	$1,130,470	$1,060,136	$1,007,606
$17,137,029	$16,996,706	$15,721,462	$15,449,296	$14,755,707	$14,201,756	$13,216,692	$13,021,354
47,173	46,458	45,800	44,879	43,830	42,844	42,198	41,650
91	90	91	90	91	90	91	93
$4,989,967	$4,500,517	$4,936,816	$5,256,959	$6,629,903	$6,040,584	$2,777,903	$3,568,214
1,325	1,334	1,281	1,217	1,208	1,190	1,213	1,169
$10.20	$9.93	$9.65	$8.54	$8.44	$8.28	$8.08	$7.57
$19.25	$20.75	$16.81	$16.94	$15.75	$14.50	$13.88	$13.00
189%	209%	174%	198%	187%	175%	172%	172%
18.2	19.4	16.0	18.4	16.1	14.1	14.9	14.0



The York Water Company

"That good York water"
SINCE 1816

130 East Market Street, York, Pennsylvania 17405
717•845•3601 www.yorkwater.com